

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

James C. Shaw
Chief Financial Officer
Galaxy Enterprises Inc.
1701 Charles Iam Court
Las Vegas, NV 89117

> **Re: Galaxy Enterprises Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2021**
> **Filed January 5, 2022**
> **File No. 333-258034**

Dear James C. Shaw:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction